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                              December 3, 2021

       Linan Gong
       Chairman
       TMT Acquisition Corp.
       500 Fifth Avenue
       Suite 938
       New York, NY 10110

                                                        Re: TMT Acquisition
Corp.
                                                            Amendment No. 1 to
Form S-1
                                                            Filed November 15,
2021
                                                            File No. 333-259879

       Dear Mr. Gong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2021 letter.

       Amendment No. 1 to Form S-1

       Prospectus Summary, page 1

   1. We partially reissue comment 4. We note the added disclosure that permissions are not required to be obtained
from Chinese authorities to operate and issue these securities to foreign investors.
Please address the consequences to you and your investors if you do not receive or maintain
any approvals required to offer securities to foreign investors, inadvertently conclude
that such approvals are not required, or applicable laws,
                                                        regulations, or
interpretations change and you are required to obtain approval in the future.
 Linan Gong
TMT Acquisition Corp.
December 3, 2021
Page 2
2. We partially reissue comment 3. In your summary of risk factors, when disclosing the risks that being based in or acquiring a company whose corporate structure or whose operations are in China poses to investors, please include cross-references to the more detailed discussion of these risks in the prospectus.
       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameLinan Gong
                                                           Division of
Corporation Finance
Comapany NameTMT Acquisition Corp.
                                                           Office of Real
Estate & Construction
December 3, 2021 Page 2
cc:       Liang Shih, Esq.
FirstName LastName